MATERIAL FACT

BANCO ITAÚ HOLDING FINANCEIRA S.A. and
ITAÚSA – INVESTIMENTOS ITAÚ S.A.

ACQUISITION OF BANKBOSTON’S OPERATIONS IN LATIN AMERICA

1.   Banco Itaú Holding Financeira S.A. (ITAÚ) and Itaúsa – Investimentos Itaú S.A. (ITAÚSA) announce today that they have entered into an agreement with Bank of America Corporation (BAC) dated 05-01-2006 which involves:

o	The acquisition of BankBoston (BKB) in Brazil by ITAÚ pursuant to the issuance of 68,518 thousand non-voting ITAÚ shares, equal to an approximate 5.8% share of ITAÚ’s total capital;

o	The exclusive right for ITAÚ to acquire BKB’s operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America.

This transaction, the largest stock swap ever to be completed in the Brazilian financial services industry, secures ITAÚ’s leadership amongst private Brazilian institutions in the asset management, custody business, and in the high net worth individual and large corporate sectors and provides it with the opportunity to expand its operations into new markets in Latin America.

2.  DESCRIPTION OF THE ACQUIRED BUSINESSES

BankBoston Brazil
With R$ 23 billion in assets, BKB Brazil is a recognized leader in the main segments where it operates such as the high net worth individuals segment, including a significant credit card operation, as well as the small, middle market and large corporate sectors. With approximately R$ 26 billion in assets under management, BKB has a strong presence in this market in Brazil.

BankBoston Chile
Chile’s mature and stable economy and its financially solid institutions have earned the country an Investment Grade, Baa1 rating by Moody’s. BKB Chile has total assets of R$ 5 billion, with 44 branches and 58,000 clients, ranking 12th amongst the Chilean financial institutions in terms of total assets.

BankBoston Uruguay and OCA
BKB Uruguay has a significant presence in the market with 15 branches, ranking 3rd amongst the private banks in terms of total assets.

The credit card company OCA has 23 branches and is currently the largest credit card issuer in Uruguay with a market share of approximately 50%.

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BKB Uruguay and OCA jointly serve approximately 372,000 clients.

3.  PURCHASE PRICE AND TRANSACTION STRUCTURE

o	The acquisition of BKB Brazil will be effected in stock pursuant to the issuance of 68,518 thousand new non-voting ITAÚ shares, equal to an approximate 5.8% share of ITAÚ’s total capital. Based on the non-voting shares average price on 04-28-06, these newly-issued shares would be valued at R$ 4.5 billion.

o	The same transaction structure is expected for the remaining acquisitions in valuation and the amounts involved will be generally in line with their respective asset bases vis-à-vis BKB Brazil.

o	BAC will become a shareholder of ITAÚ, thus maintaining an important presence in the region, through a significant investment, and will appoint one member of ITAÚ’s Board of Directors. BAC shall not increase its stake above 20% of the issued and outstanding capital of ITAÚ. The new shares to be issued will be subject to a 3-year lock-up and BAC will not have a right of first refusal, but will have tag along rights, in the event of a change of control at ITAÚ.

The acquisition of BKB Brazil will be effected pursuant to a Brazilian stock merger and will therefore not give rise to preemptive subscription rights on the part of ITAÚ’s current shareholders.

It is management’s intention to effect the write-off of the goodwill amount resulting from this transaction in the fiscal year of 2006. It is estimated that ITAÚ’s net income will be reduced in R$ 2.2 billion in 2006, net of taxes, as a result of the amortization of goodwill. These write-offs, however, should not impact dividends/interest on own capital distributions to the pro forma shareholder base in the year, which should be higher than those paid out in 2005.

Based on the pro forma consolidated data as of 12-31-05, the Basle Ratio will be only slightly affected, equaling 16.7% pro forma for the goodwill amortization. The transaction is expected to be EPS accretive in the second half of 2007.

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4.  PRO FORMA ANALYSIS

The following table provides a pro forma analysis of some of ITAÚ’s key metrics and variables taking into effect the results of the transaction including all of BKB’s businesses:

>			PRO FORMA
INFORMATION AS OF DEC. 31, 2005	ITAÚ	BKB Brazil (*)	BKB Ex-Brazil (1)	Combined ITAÚ + BKB	Evol. %
R$ Billions
Assets	151.2	22.6	7.4	181.2	19.8%
Loans (including sureties and endorsements)	67.8%	11.6	4.2	83.6	23.4%
Deposits	52.0	5.9	5.0	62.9	21.0%
Assets under Management (AUM)	120.3	26.0	22.4	168.7	40.3%
Shareholders' Equity	15.6	2.1	1.1	18.9	21.6%
US$ Billions
Assets	64.6	9.7	3.2	77.4	19.8%
Loans (including sureties and endorsements)	28.9	5.0	1.8	35.7	23.4%
Deposits	22.2	2.5	2.1	26.9	21.0%
Assets under Management (AUM)	51.4	11.1	9.6	72.1	40.3%
Shareholders' Equity	6.6	0.9	0.4	8.1	21.6%

# of Employees	51,036	4,800	2,200	58,036	13.7%
# of Clients (thousand)	16,649	203	450	17,303	3.9%
# of Branches	2,391	66	82	2,539	6.2%

Efficiency Ratio (*)	50.3%	77.3%	78.0%	52.7%	2.4 b.p.
Basle ratio	17.0%	14.7%	15.8%	16.7%	-0.3 b.p.

(*) Adjusted for hedge transactions at BKB Brazil
(1) Transaction not concluded. Itau holds an option.

ITAU’s pro forma market share in the Brazilian market is summarized below:

	ITAÚ	BKB	PRO FORMA

ASSETS (*)	8.7%	1.4%	10.1%
LOANS
Large Corporates	8.7%	4.0%	12.7%
Small and Medium Corporates	9.9%	2.8%	12.7%
DEPOSITS (*)	7.6%	0.6%	8.2%
AUM (**)	13.4%	3.3%	16.7%
CREDIT CARDS (***)	18.4%	0.7%	19.2%

(*) Central Bank of Brazil - DEC 05 (**) ANBID - MAR 06 (***) ABECS - DEC 05

5.  KEY DRIVERS

The key drivers for the acquisition agreement are summarized below:

o	Leadership position in assets under management, custody and in the high net worth individual and large corporate sectors;

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o o o	Significant economies of scale in the large corporate and middle market segment;
Acquisition of a premium credit card client base;
Opportunity to expand into foreign markets in which ITAÚ does not currently have a presence.

ITAÚ views the addition of a set of highly qualified professionals and of an attractive branch network to its operations and current structure as key features of this transaction. ITAÚ’s experience in the recruitment and retention of employees and the natural turn-over among ITAÚ’s own employees should lead to a smooth integration process and to the maximum utilization of BKB’s team.

ITAÚ will continue to strengthen its tradition of providing differentiated service to its customers in the various market segments. ITAÚ’s current operations and transactions with its clients, creditors and suppliers will not experience any change as a result of the acquisition. ITAÚ will continue to operate in Brazil and internationally substantially in the same form as it does today.

A preliminary analysis of the loan portfolios of large and middle market corporations has indicated that they are complementary to ITAÚ’s current portfolios, which should allow for, in the majority of the cases, the maintenance of its current levels of operation with the combined customer base, at the current credit line levels.

ITAÚ’s objective is to keep BKB’s branches, which are highly regarded for their superior facilities, and integrate them with the Itaú Personnalité branch network. ITAÚ also intends to maintain BKB’s relationship management team so as to ensure the continuity of the high standards of service provided to the high net worth individual segment.

BKB’s individual and corporate clients will enjoy the benefits of ITAÚ’s structure such as its branch network, ATMs and its Internet Banking service (Bankline) as soon as the integration of BKB’s into ITAÚ’s operations is completed. It is expected that this integration will be completed within 6 months after the closing of this transaction.

In the context of their new partnership, ITAÚ and BAC will pursue business opportunities which may be mutually beneficial. As an example, ITAÚ will seek to serve BAC’s clients in Brazil and to handle remittances from/to the U.S. through BAC.

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6.  IMPACT OF THE TRANSACTION ON ITAÚSA

Taking into effect the capital increase at ITAÚ to be effected in connection with the stock merger, the variation of its economic stake and the amortization of goodwill, it is estimated that ITAÚSA’s net income will be positively impacted in the amount of R$0.6 billion.

7.  BANCO ITAÚ HOLDING FINANCEIRA

ITAÚ’s sustainability, built over the course of the last 60 years, is the result of a culture based on value creation for its shareholders, on performance leadership and ethics, associated with the quality of its services. Today, these values are shared by 51 thousand employees serving more than 16 million clients, through its network of 2,391 branches and 22 thousand ATMs.

With a market capitalization of R$73 billion (US$ 35 billion) on 04-28-06, ITAÚ has been named Brazil’s best bank by several publications in the last 3 years, including: Global Finance, Latin Finance and The Banker, published by the Financial Times group. Ratings from Moody’s and Fitch Ratings place ITAÚ as the country’s best financial institution regarding financial strength and individual rating. In August 2005, ITAÚ received the award as Latin America’s most ethical bank according to a survey conducted by the rating company Management & Excellence (M&E), based in Madrid, and by the American magazine Latin Finance. In February 2006, according to Euromoney magazine, for the second consecutive year, ITAÚ Private Bank was the sole Brazilian institution listed among the world’s 10 best private banks with operations in Brazil.

ITAÚ is part of the DJSWI – Dow Jones Sustainability World Index, since its inception, and is the only Latin American bank to be part of such index.

In 2005, the English consulting firm Interbrand rated ITAÚ’s brand as the most valuable Brazilian brand, at US$1.3 billion.

8.  ITAÚSA – INVESTIMENTOS ITAÚ S.A.

ITAÚSA is one of Brazil’s largest industrial and financial conglomerates. Its international strategy is based on the consistent maintenance of high liquidity levels and a solid capital base in Brazil and abroad.

ITAÚSA is comprised of a group of companies operating in diverse segments such as the financial and real estate sectors, as well as in the manufacturing of wood panels, sanitary chinaware and metal fittings, chemical products and electronics.

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The high regard for human capital, ethical business practices and the continuous and sustainable creation of shareholder value are common aspects present in all of the group’s businesses. These principles ensure the group’s competitiveness through the continuous improvement in the quality of services and products, based on in-house development as well as the absorption of the most state-of-the-art technologies available, and have enabled the group to achieve a leadership position in the segments in which it operates.

9.  BANK OF AMERICA CORPORATION

BAC is one of the world´s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the U.S., serving more than 54 million consumer and small business relationships with more than 5,700 retail banking offices, more than 16,700 ATMs and award-winning online banking with more than 19 million active users. BAC is the number 1 overall Small Business Administration (SBA) lender in the United States and the number 1 SBA lender to minority-owned small businesses. The company serves clients in 175 countries and has relationships with 98% of the US Fortune 500 companies and 79% of the Global Fortune 500. BofA stock (NYSE: BAC) is listed on the New York Stock Exchange.

10.  CONCLUSION

These acquisitions are consistent with ITAÚ’s strategy to invest in businesses that create value for its shareholders, with a view towards the sustainability of the bank and reaffirm ITAÚ’s confidence in the future of Brazil.

The conclusion of this transaction is subject to the approval of the Brazilian Central Bank of Brazil and other relevant authorities.

São Paulo, May 2, 2006.

ALFREDO EGYDIO SETUBAL	HENRI PENCHAS
Investor Relations Director	Investor Relations Director
BANCO ITAÚ HOLDING FINANCEIRA S.A	ITAÚSA - INVESTIMENTOS ITAÚ S.A.